March 22, 2019

Mark S. Elliott
Chief Financial Officer and Chief Operating Officer
Level Brands, Inc.
4521 Sharon Road, Suite 450
Charlotte, NC 28211

       Re: Level Brands, Inc.
           Preliminary Information Statement on Schedule 14A
           Filed February 14, 2019
           File No. 001-38299

Dear Mr. Elliott:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction
cc:    Brian Pearlman